EXHIBIT (a)(1)(N)

NOTICE TO ELIGIBLE OPTION HOLDERS, DATED APRIL 14, 2003

TO:  Employees with Eligible Stock Options

FROM:  Gordon L. Stitt

SUBJECT:  Revisions to Offer to Exchange Options

DATE:  April 14, 2003

As you are aware, the deadline for electing to participate in, or for withdrawing your election to participate in, the Extreme Networks stock option exchange program is 9:00 p.m., Pacific Time, on April 21, 2003 (unless we extend the deadline prior to that time). After the deadline, your election to participate in the program will be irrevocable.

We have made some revisions to our Offer to Exchange in response to comments we received from the staff of the Securities and Exchange Commission. Those revisions, which you should consider in deciding whether to participate in (or withdraw your participation in) the program, are described below. You may review the entire Offer to Exchange, as amended, by clicking on the link to “Tender Offer Document (Offer to Exchange)” on the Extreme Networks internal website for the offer at http://intranet.extremenetworks.com/optionexchange.

1.    We have revised paragraph (a) and (b)(iv) Section 7 (“Conditions of the Offer”) of the Offer to Exchange to delete certain references to “the contemplated future conduct of our business or the business of any of our subsidiaries” in describing certain conditions under which we would not be required to accept any options tendered for exchange.

Revised subparagraph (a), with the deleted language indicated within brackets, reads as follows:

(a)	there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, or the issuance of New Options, or otherwise relates in any manner to the offer, or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Extreme Networks or our subsidiaries [or materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries] or materially impair (such as by increasing the accounting or other costs of the offer to Extreme Networks) the contemplated benefits of the offer to Extreme Networks, as described above in Section 3 (“Purpose of the Offer”);

Revised subparagraph (b)(iv), with the deleted language indicated within brackets, reads as follows:

(iv)	materially and adversely affect Extreme Networks’ business, condition (financial or other), income, operations or prospects [or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries] or materially impair the contemplated benefits of the offer to us;

2.    We have revised paragraph (c) of Section 7 (“Conditions of the Offer”) of the Offer to Exchange to delete as a condition under which we would not be required to accept any options tendered for exchange “the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States.”

3.    We have revised paragraph (f) of Section 7 (“Conditions of the Offer”) of the Offer to Exchange to read as follows, with the deleted language indicated within brackets:

(f)	any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Extreme Networks or our subsidiaries that, in our reasonable judgment, is [or may be] material and adverse to Extreme Networks or our subsidiaries or may materially impair the contemplated benefits of the offer to Extreme Networks.

4.    We have revised the Acknowledgement and Agreement contained in Annex 1 (“Online Election Form”) of the Offer to Exchange to read as set forth below, with the deleted language indicated within brackets. If you have previously completed and submitted an Online Election Form, we will treat your Online Election Form as if the deleted language did not appear in it.

ACKNOWLEDGEMENT AND AGREEMENT

I have received the Offer to Exchange dated March 25, 2003, the announcement from Gordon Stitt dated March 25, 2003 and this Online Election Form (together, as they may be amended from time to time, constituting the “Offer”), offering to eligible employees the opportunity to exchange outstanding, unexercised, stock options having an exercise price greater than $12.00 per share (“Eligible Options”) for new stock options (“New Options”) to be granted on and having an exercise price determined by the fair market value of a share of Extreme Networks, Inc. (“Extreme Networks”) common stock on October 23, 2003. The New Options will be granted under Extreme Networks’ Amended 1996 Stock Option Plan, 2000 Nonstatutory Stock Option Plan or 2001 Nonstatutory Stock Option Plan. This Offer expires at 9:00 p.m., Pacific Time, on April 21, 2003.

If I accept the Offer, I will be entitled to receive a New Option to purchase three shares of Extreme Networks common stock for each five shares under my outstanding, unexercised options canceled in the program, subject to the terms and conditions of the Offer. [I understand that] I will lose my right to all unexercised shares under my canceled options, and that my New Option will have a different vesting schedule than the canceled option it replaces.

If I accept the Offer, I [understand and] agree to all of the following:

•	All of my Eligible Options will be canceled, and I will have no further rights to them.

•	All options granted to me after September 24, 2002, if any (“Required Options”), will also be canceled, and I will have no further rights to them.

•	Subject to the terms and conditions of the Offer to Exchange, I will be entitled to receive New Options to purchase three shares of Extreme Networks common stock for each five shares under my canceled Eligible Options and Required Options.

•	My New Option will have a different vesting schedule than the canceled option it replaces, as described in the Offer to Exchange.

•	If my employment terminates for any reason whatsoever before October 23,2003, I will have lost all rights to my canceled options, and I will not be granted New Options or receive any other payment or consideration in exchange for my canceled options.

•	The exercise price of my New Options may be greater than the exercise price of my canceled options, resulting in a loss of a potentially significant stock option benefit.

•	Even if my canceled option was an incentive stock option in its entirety, my New Option that replaces it will be an incentive stock option only to the maximum extent that it qualifies as an incentive stock option under current U.S. tax laws, and that the non-qualifying portion of my New Option will be granted as a nonstatutory stock option.

•	If I live or work outside of the United States, I am subject to all of the terms applicable to me in Appendix B (“Guide to International Issues”) to the Offer to Exchange.

Yes, I Agree	No, I Don’t Agree